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                              November 3, 2022

       Shawn D. Rochester
       President and Chief Executive Officer
       Minority Equality Opportunities Acquisition Inc.
       100 Executive Court
       Waxahachie, TX 75165

                                                        Re: Minority Equality
Opportunities Acquisition Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 28,
2022
                                                            File No. 001-40756

       Dear Shawn D. Rochester:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed October 28, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity
 Shawn D. Rochester
Minority Equality Opportunities Acquisition Inc.
November 3, 2022
Page 2
      in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Victor Rivera Melendez at 202-551-4182 or Jeffrey Gabor at 202-551-
2544 with any questions.



                                                          Sincerely,
FirstName LastNameShawn D. Rochester
                                                       Division of Corporation
Finance
Comapany NameMinority Equality Opportunities Acquisition Inc.
                                                       Office of Real Estate &
Construction
November 3, 2022 Page 2
cc:       M. Ali Panjwani
FirstName LastName